EXHIBIT 99.1

Huazhu Group Limited Prices Offering of Convertible Senior Notes

SHANGHAI, China, May 08, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (Nasdaq: HTHT), a leading and fast-growing multi-brand hotel group in China with international coverage (the “Company”), today announced the pricing of its previously announced offering (the “Notes Offering”) of US$450 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”). The Company granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$50 million in principal amount of the Notes. The Company plans to use the net proceeds from the Notes Offering to repurchase its convertible senior notes due 2022, including upon the investors’ exercise of their put option, and to repay part of the principal and interest of its loans.

The Notes will bear interest at a rate of 3.00% per year, payable on May 1 and November 1 of each year, beginning on November 1, 2020. The Notes will mature on May 1, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. When issued, the Notes will be senior, unsecured obligations of the Company. The Notes will be convertible into the Company’s American Depositary Shares (“ADSs”), each currently representing one ordinary share of the Company, at the option of the holders at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The initial conversion rate of the Notes is 23.9710 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$41.72 per ADS) and is subject to the adjustment under the terms of the Notes.

The Company expects to close the Notes Offering on or about May 12, 2020, subject to the satisfaction of customary closing conditions.

The Notes have been offered in the United States to persons reasonably believed by the initial purchasers to be qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be incorrect. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com